

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Eddie Lazarus
Chief Financial Officer and Chief Legal Officer
Sonos, Inc.
614 Chapala Street
Santa Barbara CA 93101

      Re: Sonos, Inc.
          Form 10-K for Fiscal Year Ended October 1, 2022
          File No. 1-38603

Dear Eddie Lazarus:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing